UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 12, 2012
Commission File Number: 000-52311

PLAY LA INC.

20 Mount Clapham, St. Michael, Barbados, BB 14005
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):No ☒ Yes ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):No ☒ Yes ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

As used in this current report and unless otherwise indicated, the terms "we", "us" and "our" refer to Play LA Inc. Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "common shares" refer to the common shares in our capital stock.

Entry to a Material Definitive Agreement

Play LA Inc. (the “Company”) has entered into a Share Purchase Agreement on December 12, 2012 in which the Company will acquire all the issued and outstanding shares of NFC Data Inc., a corporation organized under the laws of the British Virgin Islands, such that upon completion of the transaction, NFC Data Inc. will become a wholly owned subsidiary of the Company.

The Share Purchase Agreement provides for the Company to issue 30,000,000 common shares at a deemed price of US $0.25 per share, for an aggregate consideration of US $7,500,000 to be issued from treasury on the closing date to the shareholders of NFC Data Inc.  The shares to be issued are being issued pursuant to transactional exemptions from the prospectus delivery and registration requirements of the Securities Act of 1933, as amended. As required by applicable securities laws, the shares to be issued will have applicable resale restrictions and hold periods imposed by the applicable federal, state, and local laws of the United States, and of each foreign jurisdiction having jurisdiction over the shareholders.

The closing of the transaction is anticipated to be early 2013 or as soon as is legally practicable.

NFC Data Inc. develops solutions and technologies utilizing Near Field Communications. NFC Data Inc. is developing a platform to enable the use of NFC in high margin environments, such as toys, advertising, promotions, gaming and payments. NFC is a proven, world-wide standardized technology that is currently used for entry access, gaming, phone-to-phone data transfer, payment processing, and interactive marketing.

Exhibits.

      The following exhibits are being furnished as part of this Report.

Exhibit
Number	Description

99.1	Share Purchase Agreement
99.2	News release dated December 12, 2012

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLAY LA INC.

Date: December 12, 2012	By:	/s/ David Hallonquist
David Hallonquist
Chief Executive Officer